FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued: Monday 20 th April 2009, London,UK

GlaxoSmithKline and Stiefel to create new world-leading specialist dermatology business

Stiefel, the world’s largest independent dermatology company, acquired by GSK in deal valued at up to $3.6 billion

New global business will have combined revenues of approximately $1.5 billion and robust new product pipeline

Significant step forward to grow and diversify GSK’s business, providing immediate new revenue and synergy opportunities

GlaxoSmithKline plc (GSK) and Stiefel Laboratories Inc. today announced that they have signed an agreement to create a new world-leading specialist dermatology business. Under the terms of the agreement GSK will acquire the total share capital of Stiefel for a cash consideration of $2.9 billion. GSK also expects to assume $0.4 billion of net debt upon closing. A potential further $0.3 billion cash payment is contingent on future performance. GSK’s existing prescription dermatological products will be combined with Stiefel’s and the new specialist global business will operate under the Stiefel identity within the GSK Group.

Andrew Witty, Chief Executive Officer of GSK said, “ As part of our strategy to grow and diversify GSK’s business, we are continuing to make new investments through targeted acquisitions. This transaction will create a new world-leading, specialist dermatology business and re-energise our existing dermatology products. The addition of Stiefel’s broad portfolio will provide immediate new revenue flows to GSK with significant opportunities to enhance growth through leveraging our existing global commercial infrastructure and manufacturing capability. We look forward to working with Stiefel to develop this exciting opportunity.”

Charles W. Stiefel, Chairman and Chief Executive Officer of Stiefel, said, “The combination of Stiefel and GSK will create a leading company in global dermatology with a strong presence in the prescription, consumer and aesthetic skin health markets. Along with adding hundreds of marketed dermatology products, this deal will increase the value of Stiefel’s unparalleled dermatology pipeline by expanding the customer base to which we will be able to offer these products. It also gives GSK access to one of Stiefel’s greatest assets - its valued relationships and shared understanding with dermatologists around the world.”

New world-leading specialist dermatology business

The new business will have a broad portfolio of dermatology products including Stiefel’s leading brands: Duac , for acne, Olux E for dermatitis and Soriatane for the treatment of severe psoriasis. GSK’s key dermatology brands include: Bactroban , Cutivate and recently launched Altabax .

Combined pro forma revenues for the calendar year ended 2008 were approximately $1.5 billion, representing an 8% share of the global prescription dermatology market. Sales of Stiefel’s products for the calendar year ended 2008 were approximately $9 00 m illion. Sales of GSK’s prescription dermatology products were approximately $550 million.

The new business will have a robust development pipeline, with Stiefel currently having more than 15 projects in late-stage development across a wide variety of dermatological conditions, such as acne, dermatoses and fungal infection. The new business also has access to significant innovative and proprietary formulation technologies.

Charl es Stiefel will continue in the role of CEO and Chairman of the Board of Stie fel until closure of the transaction and he will lead the new business thereafter.

Financial details

The formation of the new business will provide significant opportunities for both sales and cost synergies. Stiefel’s products will benefit from GSK’s global distribution and commercial organisations, particularly in markets such as Brazil, Russia, India, China and Japan. GSK’s products will benefit from Stiefel’s specialty sales force, relationships and experienced management in dermatology.

Cost synergies for the new business are expected primarily from combining manufacturing and administrative functions. The companies expect to deliver annual pre-tax cost savings of up to $240 million by 2012 with integration costs of approximately $325 million over the next 3 years. These integration costs will be reported within the middle column of GSK’s income statement together with other ongoing major restructuring costs. Excluding integration costs, the transaction is expected to result in minor earnings per share (EPS) dilution for GSK in 2009 (less than 1%) and to be 1-2% accretive to EPS in 2010.

The transaction has been approved by the Stiefel stockholders. Closing of the transaction is conditional upon certain matters including receiving certain regulatory clearances and no material adverse change occurring in respect of Stiefel's business prior to closing. The transaction is expected to close in the third quarter of 2009.

S M Bicknell

Company Secretary

20 April 2009

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

Stiefel Laboratories , Inc . is enthusiastically committed to advancing dermatology and skin science around the world. The company’s deeply-rooted dedication and drive for innovation along with its sole focus on dermatology has led Stiefel to become the largest independent dermatology company in the world. In addition to more than 30 wholly-owned subsidiaries, six manufacturing plants and a global research and development network, Stiefel’s most valuable asset is its global network of nearly 3,500 driven associates.

By combining expertise, knowledge and imagination, Stiefel delivers exceptional ethical, over-the-counter and aesthetic products to its customers in more than 100 countries around the world, ultimately providing a unique Stiefel skin health experience. Stiefel is also committed to improving today’s treatments and exploring tomorrow’s innovations. Each year, the company invests more than $100 million in developing the most advanced skin health solutions. To learn more about Stiefel, visit www.stiefel.com.

GlaxoSmithKline Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Stiefel Enquiries:	Erin Bacher	(678) 889-4039

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2008.

Trademarks

Brand names appearing in italics throughout this document are trademarks of GSK and Stiefel .

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 20 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc